United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale informs on the evolution of the Coal deal
Rio de Janeiro, September 29th, 2016 – Vale S.A. (Vale) informs the approval of new terms related to its transaction with Mitsui & Co., Ltd. (Mitsui) associated with the divestment of part interest in the Moatize coal mine and the Nacala Logistics Corridor (NLC).
Under the new terms, Mitsui agreed to contribute up to US$ 450 million, being: (i) an aggregate of US$ 255 million for a 15% of Vale’s stake in the Moatize coal mine (Vale currently holds 95% of the equity interest of the Moatize coal mine); and (ii) an additional contribution of up to US$ 195 million based on meeting certain conditions, including mine performance.
Mitsui will also contribute US$ 348 million for a 50% stake in the equity and quasi-equity instruments of the NLC and extend a long-term facility of US$ 165 million to the NLC.
Vale expects to receive US$ 768 million after the completion of the equity transaction with Mitsui, and up to US$ 2.7 billion upon closing the Project Financing. The completion of the equity transaction continues to relate to the successful completion of the Project Financing.
All figures above pertaining to the valuation of the Moatize Mine assume the mine will pay logistics service tariffs to the NLC to economically support the repayment of the US$ 2.7 billion Project Finance package.
The agreement demonstrates Vale’s and Mitsui’s commitment to the transaction and reinforces their focus on completing the project financing for the NLC.
Vale reaffirms the strategic importance of the partnership with Mitsui and its confidence on completing both the equity transaction and the project financing shortly.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date September 29, 2016	By:	/s/ André Figueiredo
Director of Investor Relations